[redacted]

08002806

RECEIVED

2008 MAY 27 P 2:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Press release of PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to its decision to postpone the issuance of IDR Bond Series V.**

Dated this 13th day of May, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

PROCESSED
MAY 29 2008
THOMSON REUTERS

dlw 5/28

PRESS RELEASE

INDOFOOD POSTPONES ISSUANCE OF IDR BOND SERIES V

Jakarta, 13 May 2008 - PT Indofood Sukses Makmur Tbk ("Indofood") today announced the company's decision to postpone the issuance of IDR Bond Series V, due to unfavorable market condition.

Thomas Tjhie, the Finance Director of Indofood said : "The main intention of the issuance of IDR Bond Series V was to refinance our maturing IDR Bond Series II at a more favorable rate. With the prevailing interest rate environment, we prefer to wait until the condition improves. We will use internal resources and credit facilities to pay the maturing IDR Bond Series II".

Initially Indofood planned to issue a fixed rate 5 year IDR Bond Series V, with total amount up to IDR1.5 trillion. The proposed bond received an idAA+ rating (Stable Outlook) from Pefindo, the rating agency. The offering of the bond was to be conducted in the first week of June 2008, upon receiving approval from the Bapepam & LK.

DBS Vickers, Danareksa, ING, Kim Eng and Mandiri Securities were to be the Joint Lead Underwriters for the bond issuance.

PT INDOFOOD SUKSES MAKMUR Tbk

Board of Directors

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to its announcement on the Proposed Subscription of New Shares in PT Lajuperdana Indah.

Dated this 13th day of May, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	10-May-2008 18:17:01
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Subscription of New Shares in PT Lajuperdana Indah
Description	See attached.
Attachments:	AnnAgreement.pdf Total size = 42K (2048K size limit recommended)

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

ANNOUNCEMENT

PROPOSED SUBSCRIPTION OF NEW SHARES REPRESENTING 60% OF THE ENLARGED SHARE CAPITAL OF PT LAJUPERDANA INDAH

1. INTRODUCTION

On 24 March 2008, the Board of Directors of Indofood Agri Resources Ltd. (the "**Company**" and together with its subsidiaries, the "**Group**") announced that its 90%-owned subsidiary, PT Salim Ivomas Pratama ("**PT SIMP**"), had signed a non-binding Memorandum of Understanding with PT Bangun Sriwijaya Sentosa ("**PT BSS**") to explore the possibility of participating as a shareholder of PT BSS' subsidiary, PT Lajuperdana Indah (the "**Target Company**").

The Board of Directors of the Company is pleased to announce that PT SIMP has on 9 May 2008 entered into a conditional subscription of shares agreement (the "**Subscription Agreement**") with (i) PT BSS, (ii) the Target Company and (iii) Irsan Samsuddin, Iwan Samsuddin and Suriati Samsuddin (hereinafter collectively referred to as the "**Minority Shareholders**" or the "**Samsuddin family**"), pursuant to which the Target Company has agreed to issue, and PT SIMP has agreed to subscribe for, 187,500 new shares having a nominal value of Rp1,000,000 each in the share capital of the Target Company (the "**New Shares**"), representing 60% of the enlarged total number of issued shares in the Target Company, for an aggregate cash consideration of Rp375 billion (which is equivalent to approximately S$56 million[1]) ("**Subscription Consideration**"), upon the terms and subject to the conditions of the Subscription Agreement (the "**Proposed Subscription**").

2. THE TARGET COMPANY

The Target Company was incorporated in Indonesia as a limited liability company on 18 November 1992. As at the date of this Announcement, it has an issued and paid-up share capital of Rp125 billion divided into 62,500 Class A shares and 62,500 Class B shares of Rp1,000,000 each. As at the date of this Announcement, PT BSS owns 80% of each of the Class A shares and the Class B shares. The remaining 20% of each of the Class A shares and the Class B shares is held as to 18% by the Samsuddin family (8.8% by Irsan Samsuddin, 6.4% by Suriati Samsuddin and 2.8% by Iwan Samsuddin) and as to 2% by Darsono. The Target Company is engaged in the plantation business and currently owns:

(a) a sugar cane plantation located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, with a total certificated land of

[1] For purposes of this Announcement, an exchange rate of Rp6,748.92 : S$1 was used for translation purposes, where applicable.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

approximately 21,500 hectares, of which approximately 18,600 hectares is intended to be cultivated with sugar cane. As of 31 March 2008, approximately 2,745 hectares is planted with sugar cane;

(b) a sugar cane production factory located in Kabupaten Pati, a province of Middle Java, Indonesia, which is currently being rehabilitated to re-commence sugar cane production and is expected to commence production by about June 2008; and

(c) a sugar cane production factory located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, for which construction commenced in April 2008 and production is presently expected to commence by the end of 2010.

3. INTERESTED PERSON TRANSACTION

PT BSS and the Target Company are members of the Salim Group[2], which is a controlling shareholder of the Company with an interest (both direct and deemed) of approximately 69.09% of the total number of issued shares of the Company as at the date of this Announcement. The Salim Group owns 100% of the total number of issued shares of PT BSS, which in turn owns 80% of the Target Company. Accordingly, PT BSS and the Target Company are regarded as "associates" of the Salim Group and therefore "interested persons" of the Company under Chapter 9 of the Singapore Exchange Securities Trading Limited Listing Manual.

As the Subscription Consideration represents approximately 8.93% of the audited net tangible assets[3] of the Group of Rp4,198 billion as at 31 December 2007 (the "**Audited NTA**"), completion of the Proposed Subscription is subject to, *inter alia*, the approval of shareholders of the Company ("**Shareholders**") at an extraordinary general meeting ("**EGM**") to be convened.

Indofood Singapore Holdings Pte. Ltd. ("**ISHPL**"), First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited shall abstain from, and ensure that their respective associates will abstain from, voting in respect of their respective shareholdings in the Company, amounting to an aggregate of approximately 69.09% of the total number of issued shares of the Company.

Mr Axton Salim, a non-executive Director of the Company, is the son of Mr Anthoni Salim. Messrs Benny Setiawan Santoso and Tjhie Tje Fie, being non-executive Directors of the Company, are nominees of either PT Indofood Sukses Makmur Tbk ("**PT ISM**") (a parent company of the Company) or ISHPL (both being companies in which the Salim Group has deemed shareholding interests) appointed to the Board of the Company. Messrs Axton Salim, Benny Setiawan Santoso and Tjhie Tje Fie have abstained and will abstain from voting in respect of the Proposed Subscription at meetings of the Board. They shall also abstain from making a recommendation to Shareholders on the Proposed Subscription and shall abstain from, and ensure that their respective associates will abstain from, voting at the EGM in respect of any Shares which they may own as at the date of the EGM.

2 Mr Anthoni Salim and the group of companies controlled by him or, as the context requires, Mr Anthoni Salim.

3 Net tangible assets is defined as the net assets attributable to equity holders of the Company net of goodwill.

Save as disclosed, none of the Directors of the Company has, and the Company has not received any notification from any of its controlling shareholders that it has, any interest, direct or indirect, in the Proposed Subscription.

4. CERTAIN TERMS OF THE PROPOSED SUBSCRIPTION

A. Subscription Consideration

The Subscription Consideration was arrived at after taking into consideration, amongst other things, the net asset value and the business prospects of the Target Company.

The Subscription Consideration shall be satisfied fully in cash. Under the Subscription Agreement, PT SIMP is to pay a deposit (the "**Deposit**") of 10% of the Subscription Consideration to the Target Company within 3 business days of the date of the Subscription Agreement. The balance 90% of the Subscription Consideration (the "**Balance Amount**") is payable on the date of completion of the Proposed Subscription.

The Subscription Consideration is proposed to be financed by way of internal resources.

B. Conditions Precedent

The completion of the Proposed Subscription ("**Completion**") is conditional upon, amongst other things:-

(i) PT SIMP being in its sole and absolute discretion satisfied with the results of a due diligence carried out on the Target Company;

(ii) the Target Company having received all necessary approvals and consents from all relevant governmental, statutory, regulatory and other authorities and third parties including Badan Koordinasi Penanaman Modal (BKPM) (if required) in relation to the Proposed Subscription;

(iii) the Target Company having obtained all necessary approvals, consents and authorizations required under its constitutional documents, in relation to the Proposed Subscription;

(iv) the Target Company, PT BSS and the Minority Shareholders having obtained the approval of their respective creditors (if required) in relation to the change of shareholders of the Target Company, on terms satisfactory to PT SIMP;

(v) all the existing members of the Board of Directors and the Board of Commissioners of the Target Company appointed by PT BSS and the Minority Shareholders having tendered their resignation from the Board of Directors and the Board of Commissioners of the Target Company as of the Completion Date;

(vi) the Target Company having obtained the approval of its shareholders in general meeting for the increase in the authorized and issued share capital of the Target Company, the change in the categorization of the Class A shares and the Class B shares into one class of shares, the waiver of the pre-emption rights by the other shareholders of the Target Company, the participation of PT SIMP as a new shareholder in the Target Company and the appointment of such persons

as PT SIMP may nominate as directors and commissioners of the Target Company;

(vii) the Target Company, PT BSS and the Minority Shareholders having obtained all waivers, releases, consents and authorizations which are necessary or required under any existing contractual, financing or security arrangements binding on the Target Company, PT BSS or the Minority Shareholders (as the case may be); and

(viii) PT SIMP and its parent companies having obtained the approvals required under their respective constitutional documents and prevailing laws, regulations and stock exchange rules in their respective jurisdictions of incorporation, for the Proposed Subscription.

C. Completion

Under the Subscription Agreement and subject to its terms and conditions, Completion of the Proposed Subscription is to take place five (5) business days after the last in time of the conditions to Completion is satisfied or waived (as the case may be) or such other date as may be agreed in writing between the parties (the "**Completion Date**").

In the event the Subscription Agreement is terminated by PT SIMP due to a material breach of any provision in the Subscription Agreement by PT BSS and/or the Target Company and such breach has not been waived in writing by PT SIMP, or in the event any of the conditions to Completion has not been satisfied on or before 31 July 2008 or such other date as the parties may mutually agree in writing (the "**Long-Stop Date**"), or if satisfaction of certain of the conditions by the Long-Stop Date is or becomes impossible and PT SIMP has not waived in writing such condition(s), the Deposit (plus interest based on the fixed deposit rate quoted by a bank designated by PT SIMP) shall be refunded by the Target Company to PT SIMP in full.

In the event that the Subscription Agreement is terminated by PT BSS and/or the Target Company as a result of a failure by PT SIMP to comply with its obligations to pay the Balance Amount on the Completion Date, the Target Company will be required to refund to PT SIMP the Deposit (without any interest thereon).

5. RATIONALE FOR THE PROPOSED SUBSCRIPTION

The Group is a vertically integrated agribusiness group with business operations that range from research and development in the breeding and cultivation of oil palms, to the milling and refining of crude palm oil, and the marketing and distribution of cooking oil, margarine, shortening and other derivative products. The Group also engages in the cultivation of other crops such as rubber, cocoa and tea. The Proposed Subscription will enable the Group to expand and diversify its existing agribusiness activities into the areas of sugar cultivation and processing.

The sugar industry is an attractive proposition with growing demand in both the Indonesian and international markets. Domestic demand for sugar in the Indonesian market is increasing, driven by factors such as rapid population growth, the rapid development of the processed food and beverage industries, and the expansion of sugar-based industries such as ethanol processing which utilises molasses as a basic raw material.

This, coupled with a shortfall in domestic supply in Indonesia and a prevailing shift in land use from the growing of food crops to the growing of energy crops, implies a likely positive trend in the price of sugar in the future.

In addition, being part of the PT ISM group, the Target Company will, following completion of the Proposed Subscription, be able to leverage on the PT ISM group's established distribution network in Indonesia.

6. TOTAL VALUE OF ALL INTERESTED PERSON TRANSACTIONS

The current total values of all interested person transactions with (a) PT BSS and the Target Company and (b) all interested persons of the Company, for the period from 1 January 2008 to the date of this announcement (prior to and including the Proposed Subscription), and the percentage of the Group's Audited NTA represented by such values, are as follows:

	Prior to the Proposed Subscription		Including the Proposed Subscription	
	Amount Rp' billion	Percentage of Audited NTA	Amount Rp' billion	Percentage of Audited NTA
Total value of all transactions with PT BSS and the Target Company	-	-	375.0	8.93%
Total value of all transactions with all interested persons of the Company	1,157.6	27.57%	1,532.6	36.50%

7. AUDIT COMMITTEE STATEMENT

The Audit Committee of the Company will be obtaining an opinion from the independent financial adviser referred to below before forming its view in relation to the Proposed Subscription, which is to be set out in a circular to be issued to the Shareholders.

8. APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Deloitte & Touche Corporate Finance Pte Ltd has been appointed as the independent financial adviser to advise the Directors who are independent for purposes of the Proposed Subscription, in relation to the Proposed Subscription.

9. OTHER MATTERS

A circular to Shareholders containing further information on the Proposed Subscription and enclosing the notice of the EGM will be despatched by the Company to Shareholders in due course.

10. DOCUMENT FOR INSPECTION

A copy of the Subscription Agreement is available for inspection by Shareholders during normal business hours at the registered office of the Company for a period of three (3) months from the date of this Announcement.

By order of the Board
INDOFOOD AGRI RESOURCES LTD.

Mark Wakeford
Chief Executive Officer and Executive Director

10 May 2008

END